Exhibit 99.8

PRESS RELEASE

TotalEnergies EP Canada acquires an additional interest
in Fort Hills, ahead of its planned spin-off

Paris, January 27, 2023 – In the context of its future spin-off, TotalEnergies EP Canada Ltd announces that it has exercised its preemption right to acquire an additional 6.65% interest in the Fort Hills Energy Limited Partnership and associated sales and logistics agreements from Teck Resources Limited, for a consideration of 312 million Canadian Dollars.

Fort Hills is located 90 kilometers North of Fort McMurray in the Province of Alberta. Prior to the transaction, TotalEnergies EP Canada held a working interest of 24.58% in the Fort Hills project, and after the transaction it will hold 31.23%. TotalEnergies EP Canada also holds a 50% working interest in the Surmont project located in the region.

In line with its low-carbon strategy, TotalEnergies announced in September 2022 its intention to exit Canadian oil sands by spinning off TotalEnergies EP Canada in 2023. Through the acquisition of an additional interest in Fort Hills, TotalEnergies EP Canada is building the future for the spin-off entity in an asset with long-term growth potential. The spin-off is planned to be submitted to vote at TotalEnergies’ annual Shareholders’ Meeting in May 2023.

“By seizing this opportunity to grow its business under attractive conditions, TotalEnergies EP Canada will deliver value to the future shareholders of the spin-off entity”, said Jean-Pierre Sbraire, CFO of TotalEnergies.

 ***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).